UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Dated June 22, 2020
Commission File Number 001-36421

AURINIA PHARMACEUTICALS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s Name)
#1203-4464 Markham Street
Victoria, British Columbia
V8Z7X8
(250) 708-4272
(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☒      No ☐
This Form 6-K is hereby filed and incorporated by reference in the registrant’s Registration Statement on Form F-10 (File No. 333-222413).

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: June 22, 2020

Aurinia Pharmaceuticals Inc.

By:	/s/ Peter S. Greenleaf
Name: Peter S. Greenleaf
Title: Chief Executive Officer

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EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	News Release - Aurinia Completes Patient Enrollment into the AUDREY Phase 2/3 Clinical Trial of Voclosporin Ophthalmic Solution for the Treatment of Dry Eye Syndrome.

Exhibit 99.1 included with this report on Form 6-K is hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Aurinia Pharmaceuticals Inc. (File No. 333-222413), as amended or supplemented.

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